United States securities and exchange commission logo





                            February 11, 2021

       Mars Guangyuan Cai
       Chief Executive Officer
       Smart Share Global Ltd
       6th Floor, 799 Tianshan W Road
       Changning District, Shanghai 200335
       People's Republic of China

                                                        Re: Smart Share Global
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
15, 2021
                                                            CIK No. 0001834253

       Dear Mr. Cai:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted January 15, 2021

       Prospectus Summary, page 1

   1. Please explain what you mean by the statement that you have a massive online and offline network. It is unclear
how this relates to your primary business of renting mobile device chargers.
 Mars Guangyuan Cai
FirstName
Smart ShareLastNameMars
            Global Ltd Guangyuan Cai
Comapany11,
February   NameSmart
             2021     Share Global Ltd
February
Page 2 11, 2021 Page 2
FirstName LastName
2. Please disclose how you define a "registered user" and how this number is calculated.
         Please also tell us whether you use the number of registered users as a key variable when managing the business. If so, please disclose the number of registered users in prior periods and for the current period. If not, please tell us why management does not use this variable.
3. Please disclose how you define "prominent key accounts," whether by contribution to revenue, or otherwise. To the extent you are substantially dependent on any such key account, please disclose the account holder and discuss any agreements with the KA.
4. Please balance your disclosure regarding your deep market expertise and proven business model with disclosure stating that you have only been in operation since 2017.
5. We note your reference to "extensive coverage." Please revise your disclosure here and elsewhere in your prospectus to indicate the geographic areas in China where your cabinets are located.
Our Industry, page 5

6. Please balance your disclosure in this section to indicate that there is increasing availability of complimentary charging devices and that mobile devices may be available without charging docks in 8-10 years, as you disclose on page 122.
Use of Proceeds, page 82

7. We note that you intend to use proceeds from the offering for the exploration of potential mergers and acquisitions. To the extent that you have identified any acquisition targets, please provide the information required by Item 3.C of Form 20-F. Capitalization, page 84

8. Please revise the second bullet point on page 84 to disclose the amount of compensation expense that will be recognized in your financial statements upon the vesting of
         20,250,000 of your founder's restricted shares upon the completion of the offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
99

9. Please revise to disclose the impact of your direct operation model versus your network partner model on revenues, including how costs vary for your direct operations and network partnerships.
Key Factors Affecting Our Results of Operations
Our ability to efficiently control the overall incentive fees, page 100

10. You state that the increase in the incentive fee rate in 2020 was due to an increase in incentive fees paid as well as a decrease in revenues. However, we note that incentive
 Mars Guangyuan Cai
Smart Share Global Ltd
February 11, 2021
Page 3
         fees consist of entry fees as well as commissions, and a decrease in revenues would suggest a decrease in commissions as well, which would result in a decrease in the incentive fee rate. So that investors can understand why the incentive fee rate increased despite the decrease in revenue, please disclose the percentage of incentive fees that come from entry fees versus commissions.
Impact of COVID-19 Pandemic on our Business, page 102

11. Please update and expand your discussion of the COVID-19 pandemic on your results of operations and operating income to include quantifying the decreases in employee headcount in the first and second quarters of 2020, reduced commissions paid to local network partners, and the improvement of your key financial and operating metrics in the third quarter of 2020. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and the
         Commission's CF Disclosure Guidance: Topic No. 9 and 9A.
Contractual Obligations, page 111

12. Please revise your table of contractual obligations to include the contractual maturities of the financing payables disclosed in your balance sheet.
Critical Accounting Policies and Significant Judgements and Estimates Revenue Recognition
Mobile Device Charging Business, page 115

13. For your network partner model, please explain to us and expand your disclosure to discuss the method used to amortize incentive fees for entry fees and commissions paid to your partners. Refer to ASC 340-40-50-2.
Industry
Lagging battery technology breakthrough, page 121

14. We note your statement that "[a]ccording to the iResearch Report, there are two main ways for mobile devices, primarily smartphones, to increase their battery capacities:
         increasing physical sizes of the batteries, or increasing battery energy density, neither of which is feasible in the near term." Please provide additional support for the statement that "neither of which is feasible in the near term" or tell us why iReseach is qualified to make such a claim.
Continued expansion into lower-tier cities ..., page 124
FirstName LastNameMars Guangyuan Cai
15. We note your distinction between lower-tier cities, higher-tier cities, Tier 1, Tier 2, and
Comapany
       Tier NameSmart    Share
            3 cities. Please   Global
                             revise     Ltd each of these terms and clarify
which of your
                                    to define
       operating
February 11, 2021 models
                    Page 3are used in each city.
FirstName LastName
 Mars Guangyuan Cai
FirstName
Smart ShareLastNameMars
            Global Ltd Guangyuan Cai
Comapany11,
February   NameSmart
             2021     Share Global Ltd
February
Page 4 11, 2021 Page 4
FirstName LastName
Business, page 126

16. We note that you engage with a number of third parties, including suppliers, manufacturers, assembly partners, network partners, location partners, and co-owners of your advanced hardware and software technologies. To the extent you have entered into material agreements with any of these parties, please file copies of such agreements as exhibits. In particular, we note that ZMI accounts for a substantial amount of your purchases, and that you have amounts due of RMB 89.4 million from ZMI. Please file your agreements with ZMI. In addition, please file the notes you have issued to ZMI, or tell us why you are not required to do so. See Form 20-F, Instruction 2(b)(i) to Exhibits.
Relentless focus on technology, page 128

17. You disclose that you hold 23 patents related to power bank technologies and design, and own all patents relating to your devices except for two patents which you co-own with
         ZMI. Please revise to disclose the expiration dates for your material issued patents, the applicable jurisdictions, and clarify the nature of protection provided by such patents.
         Please also file the co-ownership agreement with ZMI, or tell us why you are not required to do so.
Direct Operation, page 134

18. Please disclose the general terms of your agreements with location partners and with network partners, including the duration and termination provisions. Where you state that your contracts are exclusive, please clarify if this prohibits the partner from entering into an agreement with any other mobile charging service provider.
19. Please indicate the percentage of POIs which operate under the direct operation versus the network partners model in prior periods so that investors are able to determine any trends in these models. Please provide similar information on the number of network partners.
Our Operational Expertise, page 136

20. Where you state that you have achieved a larger market share than those of your competitors, please define the market and disclose your market share for a particular period as well as the market share for your competitors.
Description of Share Capital, page 183

21. Your authorized ordinary shares, convertible redeemable series A preferred shares, convertible redeemable series A-1 preferred shares, convertible redeemable series B-1 preferred shares and convertible redeemable series C-2 preferred shares as disclosed in the second paragraph on page 183 are inconsistent with those disclosed in your balance sheet on page F-4. Please reconcile and revise these disclosures.
 Mars Guangyuan Cai
FirstName
Smart ShareLastNameMars
            Global Ltd Guangyuan Cai
Comapany11,
February   NameSmart
             2021     Share Global Ltd
February
Page 5 11, 2021 Page 5
FirstName LastName
22. We note your risk factor disclosure on page 67 regarding your dual-class structure, including the description of the provisions associated with your Class B holder's ownership of ordinary shares. Please revise your Description of Share Capital section to include a description of each of the provisions set forth in the risk factor and also disclose the percentage of outstanding shares that Class B ordinary shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.
Exclusive Forum, page 187

23. We note that your post-offering memorandum and articles of association and the deposit agreement will include forum selection provisions that identify the United States District
         Court for the Southern District of New York (or, if the United States District Court for the
         Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) as the exclusive forum within the United
         States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. With respect to
         Securities Act claims, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
       You may contact Robert Shapiro at (202) 551-3273 or Linda Cvrkel at
(202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Z. Julie Gao